NEWS RELEASE

New York - AG	February 20, 2025
Toronto - AG
Frankfurt - FMV
First Majestic Announces Record Free Cash Flow for Q4 2024,
Full Year 2024 Financial Results and Quarterly Dividend Payment
Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or “First Majestic”) is pleased to announce the Company’s audited consolidated financial results for the fourth quarter ended December 31, 2024. The full version of the financial statements and the accompanying management’s discussion and analysis can be viewed on the Company’s website at www.firstmajestic.com or on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. All amounts are in U.S. dollars unless stated otherwise.
FOURTH QUARTER HIGHLIGHTS
•Record Free Cash Flow (+119% Q/Q): The Company realized $68.4 million in free cash flow in the fourth quarter, compared to $31.3 million in the previous quarter. The improvement in free cash flow was driven by improved silver equivalent (“AgEq”) production, higher realized silver prices and lower costs during the quarter.
•Strengthened Cash Position (+19% Q/Q): At the end of the year, the Company had a cash and restricted cash balance of $308.3 million consisting of $202.2 million cash and cash equivalents and $106.1 million of restricted cash. The Company also ended the year with a strong liquidity position of $364.2 million consisting of $224.5 million in working capital and $139.6 million of available, undrawn revolving credit facility.
•Increased Revenue (+18% Q/Q): In the fourth quarter, the Company generated revenues of $172.3 million, up 18% compared to the third quarter of 2024.
•Improved Mine Operating Earnings (+69% Q/Q): The Company realized mine operating earnings of $48.2 million compared to $28.5 million in the previous quarter.
•Increased Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”) (+68% Q/Q): EBITDA for the quarter was $62.0 million compared to $36.9 million in the previous quarter.
•Improved Cash Cost (-9% Q/Q): Consolidated cash cost of $13.82 per AgEq ounce for the quarter represented a 9% improvement from $15.17 per AgEq ounce in the previous quarter.
•Decreased All-in Sustaining Cost ("AISC") (-3% Q/Q): Consolidated AISC in the fourth quarter was $20.34 per AgEq ounce, representing a 3% decrease from $21.03 per AgEq ounce in the previous quarter.
•Record Quarterly Sales at First Mint (+237% Q/Q): First Mint, LLC, the Company’s 100%-owned minting facility, set a new record for quarterly sales of $9.1 million compared to $2.7 million in the previous quarter.

•Purchased Common Shares: The Company purchased and cancelled an aggregate of 50,000 common shares at an average price of CAD$7.81 per share during the quarter.
•Fourth Quarter Dividend: The Company declared a cash dividend of $0.0057 per common share for the fourth quarter of 2024 for shareholders of record as of the close of business on February 28, 2025, to be paid out on or about March 14, 2025.

2024 HIGHLIGHTS

•Achieved Annual Production and Cost Guidance: The Company produced 21.7 million AgEq ounces, consisting of 8.4 million silver ounces and 156,542 gold ounces at an average AISC of $21.11 while setting “best in class” record safety performance.
•Increased Cash Flow from Operations (+40% Y/Y): The Company realized strong operating cash flows before working capital and taxes of $138.6 million, compared to $99.2 million in 2023.
•Realized Strong Revenues (-2% Y/Y): The Company generated annual revenues of $560.6 million, compared to $573.8 million in 2023.
•Improved Mine Operating Earnings (+259% Y/Y): The Company realized mine operating earnings of $91.9 million compared to $25.6 million in 2023.
•Increased EBITDA (+404% Y/Y): EBITDA for the year ended December 31, 2024 was $127.1 million, compared to a $41.8 million loss in 2023.
•Held silver and gold inventory: At the end of the year, the Company held 539,153 ounces of silver and 2,595 ounces of gold bullion inventory with a total fair value of $22.4 million.
•Improved Sustainability Score: First Majestic achieved a score of 37 in the S&P Global Corporate Sustainability Assessment (“CSA”) published on October 31, 2024, a 32% improvement over our 2023 performance. The Company’s 2024 score places First Majestic in the top third of the mining and metals industry. Improvements were equally reflected across all three categories of the CSA - Environmental, Social, and Governance & Economic. The assessment noted significant improvements in First Majestic’s Risk & Crisis Management, Business Ethics, IT Security, Water Management, Human Rights and Labour Practices.
•Cash Paid Dividends: The Company paid $5.3 million in quarterly dividends to shareholders during 2024.
•Acquired Gatos Silver, Inc. (“Gatos”): On January 16, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of common stock of Gatos, in exchange for 177,433,006 common shares of First Majestic for a total merger consideration of $1.07 billion, pursuant to a Merger Agreement previously announced on September 5, 2024. Gatos holds a 70% joint venture interest in the Cerro Los Gatos Silver Mine, an underground silver mine in Chihuahua, Mexico together with Japan's Dowa Metals & Mining Co., Ltd., which holds the remaining 30% interest.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2024-Q4	2024-Q3	Change Q4 vs Q3	2023-Q4	Change Q4 vs Q4
Operational
Ore Processed / Tonnes Milled	745,124	678,397	10%	652,731	14%
Silver Ounces Produced	2,353,865	1,967,574	20%	2,612,416	(10%)
Gold Ounces Produced	39,506	41,761	(5%)	46,585	(15%)
Silver Equivalent Ounces Produced	5,713,289	5,490,416	4%	6,640,550	(14%)
Cash Costs per Silver Equivalent Ounce(1)	$13.82	$15.17	(9%)	$13.01	6%
All-in Sustaining Cost per Silver Equivalent Ounce(1)	$20.34	$21.03	(3%)	$18.50	10%
Total Production Cost per Tonne(1)	$96.63	$109.81	(12%)	$122.76	(21%)
Average Realized Silver Price per Silver Equivalent Ounce(1)	$30.80	$29.84	3%	$24.16	27%

Financial (in $millions)
Revenues	$172.3	$146.1	18%	$136.9	26%
Mine Operating Earnings	$48.2	$28.5	69%	$17.9	169%
Net (Loss) Earnings	($13.5)	($26.6)	49%	$10.2	NM
Operating Cash Flows before Non-Cash Working Capital and Taxes	$62.4	$39.8	57%	$36.3	72%
Capital Expenditures	$36.1	$34.7	4%	$31.6	14%
Cash and Cash Equivalents	$202.2	$154.7	31%	$125.6	61%
Restricted Cash	$106.1	$103.9	2%	$125.6	(16%)
Working Capital(1)	$224.5	$238.2	(6%)	$188.9	19%
Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA")(1)	$62.0	$36.9	68%	$33.4	85%
Adjusted EBITDA(1)	$64.8	$39.8	63%	$37.0	75%
Free Cash Flow(1)	$68.4	$31.3	119%	$3.8	NM

Shareholders
(Loss) Earnings per Share ("EPS") – Basic	($0.04)	($0.09)	56%	$0.04	(200%)
Adjusted EPS(1)	$0.03	($0.03)	200%	($0.03)	200%
NM - Not meaningful
(1) The Company reports certain non-GAAP measures which include cash costs per AgEq ounce produced, cash costs per Au ounce produced, AISC per AgEq ounce produced, all-in sustaining cost per Au ounce produced, total production cost per tonne, average realized silver price per AgEq ounce sold, average realized Au price per ounce sold, working capital, adjusted EPS, EBITDA, adjusted EBITDA, and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning under the Company's financial reporting framework and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” at the end of this news release for further details of these measures.
FOURTH QUARTER FINANCIAL RESULTS
•The Company generated revenues of $172.3 million during the quarter, a 26% increase compared to $136.9 million of revenues generated in the fourth quarter of 2023. This was primarily attributed to higher average realized silver prices, partially offset by a decrease in payable AgEq ounces sold primarily due to lower production levels at San Dimas and higher inventory levels held at the end of the fourth quarter of 2024.
•The Company realized mine operating earnings of $48.2 million compared to $17.9 million in the fourth quarter of 2023, representing an increase of 169%. The increase in mine operating earnings was primarily attributed to a 51% increase in operating earnings at Santa Elena when compared to the fourth quarter of 2023, driven by higher average realized silver prices in the fourth quarter of 2024.

•EBITDA for the quarter was $62.0 million compared to $33.4 million in the fourth quarter of 2023. The increase in EBITDA was primarily attributable to the increase in mine operating earnings and lower restructuring costs, related to workforce optimization mainly at San Dimas, compared to the fourth quarter of 2023.
•Adjusted EBITDA, excluding non-cash or non-recurring items such as share-based payments and unrealized losses on marketable securities for the quarter ended December 31, 2024, was $64.8 million compared to $37.0 million in the fourth quarter of 2023.
•Net loss for the quarter was $13.5 million (EPS of ($0.04)) compared to net earnings of $10.2 million (EPS of $0.04) in the fourth quarter of 2023. Net loss for the quarter includes non-cash foreign exchange loss of $3.1 million (EPS of ($0.01)) and non-cash deferred income tax expense of $18.3 million (EPS of ($0.06)), relating primarily to the weakening of the Mexican peso at the end of the quarter compared to the fourth quarter of 2023 and valuation of certain Mexican tax loss carryforwards. On December 31, 2024, the Company held $151.4 million of its cash and value added taxes receivable in Mexican pesos (there is a $9.3 million non-cash impact on the Company’s reported net earnings or loss per 10% change in the value of the Mexican peso against the U.S. dollar). The net loss this quarter was primarily attributed to a $40.5 million increase in non-cash deferred income tax expense partially offset by a $30.3 million increase in mine operating earnings as compared to the same quarter of the prior year.
•Adjusted net earnings, normalized for non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax for the quarter ended December 31, 2024, was $7.6 million (adjusted EPS of ($0.03)) compared to an adjusted net loss of $8.3 million (adjusted EPS of ($0.03)) in the fourth quarter of 2023.
•The Company’s total capital expenditures in the fourth quarter of 2024 were $36.1 million (Q4 2023 - $31.6 million) consisting of $13.6 million for underground development (Q4 2023 - $12.4 million), $11.9 million in exploration (Q4 2023 - $5.3 million), and $10.7 million in property, plant and equipment (Q4 2023 - $13.8 million).

2024 FINANCIAL RESULTS

•The Company generated annual revenues of $560.6 million in 2024, 2% lower compared to 2023 due to a 20% decrease in the total number of payable AgEq ounces sold, primarily as a result of the temporary suspension of mining operations at Jerritt Canyon in March 2023. This was partially offset by an increase in payable AgEq ounces produced at Santa Elena, and a 21% increase in the average realized silver price.
•Annual mine operating earnings increased to $91.9 million compared to $25.6 million in 2023. The significant improvement in mine operating earnings was primarily driven by a 73% increase in operating earnings at Santa Elena compared to the prior year, attributable to stronger metal recoveries and throughput from Ermitaño that enabled the mine to achieve a new annual production record. In addition, cost efficiency measures implemented by the Company helped offset the strengthening of the Mexican peso in the first half of the year.
•Operating cash flow before changes in working capital and taxes during the year was $138.6 million compared to $99.2 million in the prior year, representing a 40% increase.
•Adjusted net earnings for the year, excluding non-cash or non-recurring items such as share-based payments, unrealized losses on marketable securities, and deferred income tax were $(41.8) million, or $(0.14) per share, compared to $(23.8) million, or $(0.08) per share in 2023.
•The Company ended 2024 with a strong treasury of $308.3 million, consisting of $202.2 million in cash and cash equivalents as well as $106.1 million in restricted cash. The Company also ended the year with working capital of $224.5 million.

AMENDMENTS TO SHARE REPURCHASE PROGRAM

The Company also announces that it has amended its existing Normal Course Issuer Bid (the “Share Repurchase Program”). As a result of the amendments, in addition to repurchases over the facilities of the Toronto Stock Exchange and/or alternative Canadian trading systems, the Share Repurchase Program now permits the Company to purchase its common shares pursuant to off-market transactions. The purchase price for such off-market transactions may be below the market price of the Company’s common shares. All purchases made pursuant to the Share Repurchase Program will be completed in accordance with applicable securities laws.

CONFERENCE CALL DETAILS
The Company will host a conference call and webcast on Thursday, February 20, 2025, at 8:30 a.m. (PT) / 11:30 a.m. (ET) to provide investors and analysts with a business update and to discuss its 2024 earnings and production results and 2025 production and cost guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:	1-844-763-8274
Outside of Canada & USA:	+1-647-484-8814
Toll-Free Germany:	+49-69-17415718
Toll-Free UK:	+44-20-3795-9972

Participants should dial in at least 15 minutes prior to the start of the call to ensure placement in the conference on time.

A live webcast of the call will be accessible through the “February 20, 2025 Webcast Link” on the First Majestic home page at www.firstmajestic.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.
A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

USA & Canada Toll-Free:	1-855-669-9658
Outside of Canada & US:	+1-412-317-0088
Access Code:	7307775
The telephone replay will be available for seven days following the end of the event.
Q4 2024 DIVIDEND ANNOUNCEMENT
The Company is pleased to announce that its Board of Directors has declared a cash dividend in the amount of $0.0057 per common share for the fourth quarter of 2024. The dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on February 28, 2025, and will be paid out on or about March 14, 2025.
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the number of the Company’s common shares outstanding on the record date.
The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) may be subject to Canadian non-resident withholding taxes.

ABOUT FIRST MAJESTIC
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.
First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
"signed"
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce produced, all-in sustaining cost (or “AISC”) per silver equivalent ounce produced, cash costs per gold ounce produced, AISC per gold ounce produced, total production cost per tonne, average realized silver price per ounce sold, average realized gold price per ounce sold, working capital, adjusted net earnings and EPS, EBITDA, adjusted EBITDA, and free cash flow. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see “Non-GAAP Measures” in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements
This news release contains "forward-looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the Company’s fourth quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; and the timing for the consolidation of Gatos’ financial and operating results into the Company’s financial statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.